RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: 310-208-1182
Facsimile: 310-208-1154

March 28, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tia Jenkins
Maureen Bauer

RE:	Argenta Systems, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed March 31, 2006
Forms 10-QSB for the quarters ended March 31 and June 30, 2006
Filed May 11 and August 11, 2006
File No. 0-32541

Dear Ms. Jenkins and Ms. Bauer:

On behalf of Shiming U.S., Inc. (formerly Argenta Systems, Inc. and hereinafter the “Company”), we submit this written response to your letters dated January 29, 2007, and dated August 18, 2006.

We enclose marked drafts of the Company’s proposed Amendment No. 1 to Form-10KSB for the fiscal year ended December 31, 2005 (the “Amended Annual Report”) and Amendment No. 1 to Form 10-QSB for the quarterly periods ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 (the “Amended Quarterly Reports”). The Amended Annual Report and the Amended Quarterly Reports contain revisions made in response to comments received from the staff of the Securities and Exchange Commission (“Staff”) in a letter dated August 18, 2006. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response.

References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 1 - Description of Business, page 4

1.
Please revise your description of business and throughout your document to clearly differentiate between Argenta Systems’ current activities and those which are planned for future periods. For example, although the third Paragraph under “The License” indicates that the company and its customers will be able to request quotes and custom labeled products, i.e., in the future, it further states that three labeling options are available to customers, i.e., in the present. The disclosure goes on to indicate details of product availability and ordering as if these were current activities.

Response: In response to the Staff’s comments, we have made revisions to the Company’s description of business and throughout the Form 10-KSB to differentiate between our activities as of December 31, 2005, and those which are planned for the periods subsequent therefrom. These changes appear as marked in the section entitled “The License” under Item 1 on Pages 4 and 5 of our amendment to Form 10-KSB enclosed herewith.

2.
Please revise your description of business and throughout your document to clarify whether the website, “Vitamineralherb.com” belongs to and is operated and maintained by Argenta Systems, or some other entity. Describe the relationship of any other entity. Also, clarify whether such site is currently in operation. The staff was unable to access same at the present time. Your disclosure in the final Paragraph under the “License” heading suggests that the website has not yet been set up, yet disclosure in Milestone 4 under the Plan of Operation heading states that a fully functional website was launched in April 2005.

Response: In response to the Staff’s comments, we have made revisions to the Company’s description of business and throughout the Form 10-KSB to clarify that the website, “Vitamineralherb.com”, belongs to, and was operated by, Argenta Systems until it was shut down in May 2006. These changes appear as marked in the sections entitled “The License” and “Subsequent Events” under Item 1, and in the section entitled “Plan of Operation” under Item 6, on Pages 4, 5, 11 and 12 of our amendment to Form 10-KSB enclosed herewith.

In addition, we have made revisions to the Company’s discussion of the website in the Form 10-QSB to conform to the revisions made in the Form 10-KSB. These changes appear as marked in the section entitled “Background” regarding “Milestone 4” under Item 2 of our amendments to Form 10-QSB for the quarters ended June 30 and September 30, 2005, and March 31 and June 30, 2006, all of which are enclosed herewith.

Financial Statements, page F-1
Impairment Loss on Website Development Costs, page F-3

3.
Please provide a note to the financial statements to explain the $590 in amortization and $1,910 written off for website development costs during the year ended December 31, 2005. It is also not clear if such costs relate to any of the company’s licensing agreements.

Response: In response to the Staff’s comments, we have expanded Note 2(d) to the Company’s Financial Statements to explain the $590 in amortization and $1,910 written off for website development costs during the year ended December 31, 2005. Said costs are not related to any of Company’s licensing agreements. The expanded Note 2(d) appear as marked on Page F-6 of our amendment to Form 10-KSB enclosed herewith.

4.
Please tell us why the company apparently recognized approximately $2,500 in intangible assets during the quarter ended June 30, 2005 and then wrote off such assets during the fourth quarter ended December 31, 2005. It is not clear if such costs relate to development of the company’s website or to any of the company’s licensing agreements. It is also not clear what events took place subsequent to the third quarter that caused the impairment. We also note no restatement of the financial statements for these periods for correction of an error.

Response: During the period ended June 30, 2005 the Company recognized website development costs of $2,500 as intangible assets. The Company tests for impairment of long term assets in accordance with FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, and as a result wrote off their capitalized website development costs. During the period ended June 30, 2005, prior to the current restatements, the Company generated revenues believed to be sufficient to indicate recovery of website development expenses. During the period from June 30, 2005 to December 31, 2005 the Company generated no additional revenue and revised previous estimates. The carrying value of website development costs was determined to be in excess of revised forecasted revenues and accordingly the Company recognized an impairment of long-lived assets of $1,910. Prior periods were not restated because as at June 30, 2005, and September 30, 2005 the Company believed that revenues would meet and exceed capitalized costs.

Summary of Significant Accounting Policies
Note 2(i) Revenue Recognition, page F-7

5.
Please expand your disclosure regarding revenue recognition to explain the company’s performance obligations, customary terms of sales, significant assumptions, and how the net amounts are calculated. Explain the terms of sale and company policy for any customer returns, discounts, rebates, and sales incentives. Explain how you determine collectibility of the sales price given the short operating history.

Response: In response to the Staff’s comment, we have expanded the revenue recognition note disclosure in the Summary of Significant Accounting Policies for each of the amended filings. Specifically we have expanded the note disclosure to the Company’s Financial Statements to explain the Company’s performance obligations, customary terms of sales, significant assumptions, calculation of net amounts, policy relating to returns, discounts, rebates and sales incentives, and how the Company determines collectibility of its sales price. These changes appear as marked in Note 2(i) to the Financial Statements on Page F-7 of our amendment to Form 10-KSB enclosed herewith.

6.
Please tell us why the company apparently recognized $564 in revenues for energy drink sales during the quarter ended June 30, 2005 and $282 in returns of energy drink during the quarter ended September 30, 2005. It appears that the June 30 revenues should not have been recognized at that time if returns could not be reasonably estimated. We also note no restatement of the financial statements for these periods for correction of an error. Please advise.

Response: The Company has determined that revenue should not have been recognized during the quarter ended June 30, 2005 as returns could not be reasonably estimated. Revenues should have been recognized in the fiscal quarter ended September 30, 2005 when payment was received. We have restated the financial statements for the fiscal quarters ended June 30 and September 30, 2005 accordingly. The restatements appear as marked in the Company’s Balance Sheet and Statements of Operations on Pages F-1 and F-2, and Note 6 to the Financial Statements of our amendments to Form 10-QSB for the fiscal quarter ended June 30, 2005, and in the Company’s Statements of Operations on Page F-2 and Note 7 to the Financial Statements of our amendments to Form 10-QSB for the fiscal quarter ended September 30, 2005. Both amendments are enclosed herewith.

In addition, we have revised the Company’s reporting on Form 10-QSB for the fiscal quarters ended June 30 and September 30, 2006 to conform to the restatements discussed above. The revisions appeared as marked in the Company’s Statements of Operations and Note 5 to the Financial Statements of our amendments to Forms 10-QSB for the fiscal quarters ended June 30 and September 30, 2006, both of which are enclosed herewith.

Item 8A - Controls and Procedures, page 24

7.
Please revise your disclosure concerning changes in internal control over financial reporting to address the fourth quarter of the fiscal year ended December 31, 2005. Refer to Item 308(c) of Regulation S-B.

Response: In response to the Staff’s comments, we have restated the Company’s disclosure concerning both management evaluation of disclosure controls and procedures and changes in internal controls to address the fourth quarter of the fiscal year ended December 31, 2005. These changes appear as marked in Item 8A on Page 15 of our amendment to Form 10-KSB enclosed herewith.

Exhibit 31

8.
We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly. To the extent that additional disclosures are required to make the certification accurate, provide such disclosures under Item 8A. Specifically, the following deficiencies should be corrected:

Response: In response to the Staff’s comments, we have revised the certification in accordance with the requirements of Item 601(b)(31) of Regulation S-B as set forth below. It should be noted that Mr. Doug Levell resigned as the Company’s Chief Executive Officer and Chief Financial Officer in November 2006.

•	Your disclosure in Paragraph 4(a) should be revised to refer to this “annual” report rather than this “quarterly” report.

Response: In response to the Staff’s comments, we have replaced the word “quarterly” with the word “annual” in Paragraph 4(a). The change appears as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

•
Paragraph 4 should be revised to clarify that Mr. Levell is the sole certifying officer (i.e., that he is both CEO and CFO) and should also refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: As stated earlier, Mr. Levell resigned from his positions as the Company’s CEO and CFO in November 2006. Accordingly, the Staff’s comments concerning Mr. Levell is not applicable. We have revised Paragraph 4 to cite to refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act rules 13a-15(e) and 15d-15(e). The change appears as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

•
Paragraph 4(b) and 4(c) should be combined and revised to state that you have evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented your conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report (not within a date within 90 days of the filing date).

Response: In response to the Staff’s comments, we have restated paragraphs 4(b) and 4(c) in their entirety by using the language as set forth in Item 601(b)(31) of Regulation S-B. These changes appear as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

•
Paragraph 4(d) is omitted which should indicate that you have disclosed in the report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response: In response to the Staff’s comments, we have added Paragraph 4(d) using the language as set forth in Item 601(b)(31) of Regulation S-B. These changes appear as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

•
If you intend to provide the information required by Paragraph 5, it must agree, with no exceptions, with the required disclosures of Item 601(b)(31) of Regulation S-B. For example, Paragraph 5(a) should state that all material weakness, as well as significant deficiencies, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information, have been disclosed. Please correct this and all other discrepancies.

In response to the Staff’s comments, we have restated Paragraph 5 in its entirety to address the discrepancies noted by the Staff, by using the language as set forth in Item 601(b)(31) of Regulation S-B. These changes appear as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

•	Delete Paragraph 6.

In response to the Staff’s comments, we have deleted Paragraph 6 in its entirety. These changes appear as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Form 10-KSB enclosed herewith.

9.
The comments in the above section regarding management’s certifications in Exhibit 31 also apply to the company’s Forms 10-QSB for the quarters ended March 31 and June 30, 2006. Please revise your disclosures accordingly.

In response to the Staff’s comments, we have revised the management’s certifications for the Company’s Forms 10-QSB for the quarters ended March 31 and June 30, 2006. These changes appear as marked in the certifications of the Chief Executive Officer and Chief Financial Officer to our amendment to Forms 10-QSB for the quarters ended March 31 and June 30, 2006, both enclosed herewith.

We hope this letter addresses your concerns, and we look forward to working with you to resolve this matter without the need for an administrative hearing. If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

By: /s/ Francis Chen
Francis Chen